UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of November 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: November 29th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about November 25, 2004

Item 3. Press Release

November 25, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral Reports Thanksgiving Day Progress

Wellington, New Zealand – November 25, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Production testing operations have commenced on the Cheal-A4 well (Austral 36.5%, operator). Early flow results are positive, with the well exhibiting good pressure and temperature at surface and producing oil at un-stabilized rates in the hundreds of barrels per day range.

The Cardiff-2 well (Austral 25.1%, operator) continues to make steady progress in 12 ¼” hole, being presently at a depth of 3577m (11,735 feet). The labor dispute which delayed the well over the latter part of last week has been settled, and an agreement has been ratified between the drilling companies and the rig workers union which fixes employment conditions for the next 18 months.

The Miromiro-1 well (Austral 27.5%) is scheduled to commence in early December, and take approximately two weeks to reach its 1930m (6,400 feet) Target Depth.

Several investor presentations will be made over the coming two weeks, in Boca Raton, Palm Beach and New York on December 1, 2 &3; and in Beverley Hills and San Diego on December 9 & 10.

Item 5. Full Description of Material Change

Austral Reports Thanksgiving Day Progress

Wellington, New Zealand – November 25, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Production testing operations have commenced on the Cheal-A4 well (Austral 36.5%, operator). Early flow results are positive, with the well exhibiting good pressure and temperature at surface and producing oil at un-stabilized rates in the hundreds of barrels per day range. CEO Dave Bennett commented ‘We are pleased at how readily Cheal-A4 has come on stream, although flows are yet to establish stable levels. We will make further announcements in the next few days, as a pattern of stabilized flow emerges”.

This initial production test of the Mt Messenger pay sands will continue for a month, before switching to the shallower Urenui pay sands, which will be tested separately and together with the Mt Messenger pay. Pressure gauges have been placed down-hole in Cheal-A3X to monitor reservoir response during Cheal-A4 flow.

The Cardiff-2 well (Austral 25.1%, operator) continues to make steady progress in 12 ¼” hole, being presently at a depth of 3577m (11,735 feet). The labor dispute which delayed the well over the latter part of last week has been settled, and an agreement has been ratified between the drilling companies and the rig workers union which fixes employment conditions for the next 18 months. Next casing point in Cardiff-2 is planned near 4,000m (13,000 feet), and should be reached by end November. The objective Kapuni Sands will be intersected below this depth, all the way to the planned 4,900m Target Depth.

The Miromiro-1 well (Austral 27.5%) is scheduled to commence in early December, and take approximately two weeks to reach its 1930m (6,400 feet) Target Depth.

Several investor presentations will be made over the coming two weeks, in Boca Raton, Palm Beach and New York on December 1, 2 &3; and in Beverley Hills and San Diego on December 9 & 10.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

November 25, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral Reports Thanksgiving Day Progress

Wellington, New Zealand – November 25, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Production testing operations have commenced on the Cheal-A4 well (Austral 36.5%, operator). Early flow results are positive, with the well exhibiting good pressure and temperature at surface and producing oil at un-stabilized rates in the hundreds of barrels per day range. CEO Dave Bennett commented ‘We are pleased at how readily Cheal-A4 has come on stream, although flows are yet to establish stable levels. We will make further announcements in the next few days, as a pattern of stabilized flow emerges”.

This initial production test of the Mt Messenger pay sands will continue for a month, before switching to the shallower Urenui pay sands, which will be tested separately and together with the Mt Messenger pay. Pressure gauges have been placed down-hole in Cheal-A3X to monitor reservoir response during Cheal-A4 flow.

The Cardiff-2 well (Austral 25.1%, operator) continues to make steady progress in 12 ¼” hole, being presently at a depth of 3577m (11,735 feet). The labor dispute which delayed the well over the latter part of last week has been settled, and an agreement has been ratified between the drilling companies and the rig workers union which fixes employment conditions for the next 18 months. Next casing point in Cardiff-2 is planned near 4,000m (13,000 feet), and should be reached by end November. The objective Kapuni Sands will be intersected below this depth, all the way to the planned 4,900m Target Depth.

The Miromiro-1 well (Austral 27.5%) is scheduled to commence in early December, and take approximately two weeks to reach its 1930m (6,400 feet) Target Depth.

Several investor presentations will be made over the coming two weeks, in Boca Raton, Palm Beach and New York on December 1, 2 &3; and in Beverley Hills and San Diego on December 9 & 10.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.